UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )

Building Material Holding Corporation
------------------------------------------------------------
(Name of Issuer)


COMMON STOCK
-------------------------------------
(Title of Class of Securities)


120113105
-------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement //. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exhange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 6 Pages

CUSIP No.       120113105       13G       Page 2 of 6 Pages

------------------------------------------------------------
(1)    NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION
       NO. OF ABOVE PERSON

       ICM ASSET MANAGEMENT, INC.
       91-1150802
------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*		(a)  / /
	             	(b)  / /
------------------------------------------------------------

(3)    SEC USE ONLY

------------------------------------------------------------

(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       WASHINGTON
------------------------------------------------------------

                              (5) SOLE VOTING POWER
      NUMBER OF                   591,650
       SHARES                     ----------------
     BENEFICIALLY             (6) SHARED VOTING POWER
      OWNED BY                    0
       EACH                       -------------------
      REPORTING               (7) SOLE DISPOSITIVE POWER
      PERSON                      1,276,550
       WITH                       ----------------------
                              (8) SHARED DISPOSITIVE POWER
                                  0
                                  ------------------------

----------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       1,276,550
------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.1%
------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
	       IA
------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!


Page 2 of 6 Pages


ITEM    1

        (a).  Name of Issuer   Building Material Holding Corporation
        (b).  Address of Issuer's Principal Executive
              Offices    One Market Plaza
                         Steuart St. Tower, Suite 2650
                         San Francisco, CA  94105

ITEM    2

        (a).  Name of Person Filing       ICM Asset Management, Inc.
        (b).  Address of Principal Business Office or, if
              none, Residence
              601 W. Main Ave., Ste. 600, Spokane, WA 99201
        (c).  Citizenship 	              Washington
        (d).  Title of Class of Securities    COMMON STOCK
        (e).  CUSIP Number                    120113105

ITEM    3     IF THIS STATEMENT IS FILED PURSUANT TO RULES
              13D-1(b), OR 13D-2(b),  CHECK WHETHER THE
              PERSON FILING IS A:

       (a).  /  /  Broker or Dealer registered under Section
                   15 of the Act
       (b).  /  /  Bank as defined in section 3(a) (6) of
                   the Act
       (c).  /  /  Insurance Company as defined in section
                   3(a) (19) of the Act
       (d).  /  /  Investment Company registered under
                   section B of the Investment Company Act
       (e).  /X /  Investment Adviser registered under
                   section 203 of the Investment Advisers Act of 1940
       (f).  /  /  Employee Benefit Plan.  Pension Fund
                   which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (1) (ii) (F)
       (g).  /  /  Parent Holding Company, in accordance
                   with Section 240.13d-1(b) (ii) (6) (Note:
                   See Item 7)
       (h).  /  /  Group, in accordance with Section
                   240.13d-1(b) (1) (ii) (H)

ITEM    4          OWNERSHIP

                   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify these shares which there is a right to acquire.

       (a)         Amount Beneficially Owned
                   1,276,550
                   --------------------------
       (b)         Percent of Class
                   10.1%
                   --------------------------
Page 3 of 6 Pages


       (c) Number of shares as to which such person has:

                   (I)   sole power to vote or to direct the
                         vote                         591,650
                   (ii)  shared power to vote or to direct
                         the vote                           0
                   (iii) sole power to dispose or to
                         direct the disposition of    1,276,550
                   (iv)  shared power to dispose or to
                         direct the disposition of          0

INSTRUCTION:    For computations regarding securities which
                represent a right to acquire an underlying security see Rule 13d-3(d) (1).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the
           fact that as of the date hereof the reporting
           person has ceased to be the beneficial owner of
           more than five percent of the class of
           securities, check the following.	/  /

INSTRUCTION:    Dissolution of a group requires a
                response to this item.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
            OF ANOTHER PERSON

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Clients of ICM Asset Management, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these securities. No such interest relates to more than 5% of the class.



Page 4 of 6 Pages


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE
           SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
           REPORTED ON BY THE PARENT HOLDING COMPANY

           If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b) (ii) (g), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF
           MEMBERS OF THE GROUP

           If a group has filed this schedule pursuant to Rule 13d-1(b) (ii) (H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Notice of dissolution of a group may be
           furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

           Not Applicable

ITEM 10.   CERTIFICATION

           The following certification shall be included when the statement is filed pursuant to Rule 13d
           -1(b):

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Page 5 of 6 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)   March 9, 2000




_______________________________
Signature



Robert Law        Sr. Vice President
(Name/Title)


Page 6 of 6 Pages